Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Members

Keane Group Holdings, LLC and Subsidiaries:

We consent to the use of our report dated November 10, 2016, with respect to the consolidated balance sheets of Keane Group Holdings, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the years then ended, incorporated by reference in this Registration Statement on Form S-8 and included in the prospectus filed pursuant to Rule 424(b) under the Securities Act filed with the SEC on January 19, 2017, which forms a part of Keane Group, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-215079).

/s/ KPMG LLP

Houston, Texas

January 24, 2017